UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2010.

Commission File Number: 0-01097

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THE STANDARD REGISTER

EMPLOYEE SAVINGS PLAN

(Full title of the plan)

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THE STANDARD REGISTER COMPANY

600 Albany Street, Dayton, Ohio  45408

(Name of issuer of the securities held pursuant to the plan and address of its principal executive officer)

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REQUIRED INFORMATION

Items 1-3.

The information required by Items 1-3 is not required.  See Item 4 below.

Item 4.

The Standard Register Employee Savings Plan is subject to the requirements of ERISA. In lieu of the requirements of Items 1-3 above, the Plan Financial Statements and Schedule prepared in accordance with the Financial Reporting requirements of ERISA are attached hereto and incorporated herein by reference.

Financial Statements and Exhibits

23

Consent of Independent Registered Public Accounting Firm

Financial statements for the years ended December 31, 2010 and 2009, and supplemental schedule as of December 31, 2010.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Standard Register Employee Savings Plan

Date:   06/24/11

/S/  ROBERT M. GINNAN

Robert M. Ginnan, Chair

Plan Administrative Committee

THE STANDARD REGISTER

EMPLOYEE SAVINGS PLAN

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2010

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

DECEMBER 31, 2010

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm

1

Statement of Net Assets Available for Benefits

2

Statement of Changes in Net Assets Available for Benefits

3

Notes to Financial Statements

4

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes

11

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The Standard Register Employee Savings Plan

Dayton, Ohio

We have audited the accompanying statements of net assets available for benefits of The Standard Register Employee Savings Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4(i)-Schedule of Assets (Held at End of Year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 2 to the financial statements, the Plan adopted the provisions of new accounting and reporting requirements regarding notes receivable from participants for the year ended December 31, 2010.

June 24, 2011

Dayton, Ohio

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2010	2009
		(As Revised)
ASSETS

Participant directed investments, at fair value:
Standard Register Company common stock	$ 572,592	$ 1,159,456
Common trust fund	43,710,705	45,869,529
Mutual funds	185,011,891	166,594,154
	229,295,188	213,623,139

Receivables:
Employee	333,818	336,993
Employer	122,323	114,880
Notes receivable from participants	5,516,083	5,006,512
	5,972,224	5,458,385

Total assets	235,267,412	219,081,524

LIABILITIES
Excess contributions payable	73,709	5,755

NET ASSETS REFLECTING ALL INVESTMENTS, at fair value	235,193,703	219,075,769

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE
FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(1,579,888)	(1,377,450)

NET ASSETS AVAILABLE FOR BENEFITS	$ 233,613,815	$ 217,698,319

The accompanying notes are an integral part of the financial statements.

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2010

Investment income:
Interest and dividends on investments	$ 6,462,429
Net appreciation in fair value of investments	22,041,229
28,503,658

Interest income on notes receivable from participants	253,757

Contributions:
Participant	9,973,468
Employer	3,360,937
Total contributions	13,334,405

42,091,820

Deductions in net assets attributed to:
Benefits paid directly to participants	25,885,489
Administrative fees	290,835
Total deductions	26,176,324

Net increase	15,915,496

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	217,698,319

End of year	$ 233,613,815

The accompanying notes are an integral part of the financial statements.

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE 1 – DESCRIPTION OF PLAN

The following description of The Standard Register Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established to provide participating employees of The Standard Register Company (the Company or employer) with the opportunity to plan a savings program for long-term financial security. All full-time employees are eligible to participate in the Plan.

Participant Contributions

Participants may elect to contribute between 1% and 100% of their eligible annual compensation, subject to limitations imposed by the Internal Revenue Code. The Plan allows automatic enrollment (with a 3% salary deferral) for newly hired employees until they elect otherwise and automatic 1% annual increases in the deferral percentages until the 10% level is attained. If a participant does not wish to participate in this automatic incremental increase or wishes to change the amount of future annual increases in his or her contribution percentages, he or she can do so by contacting the Plan’s trustee. This program does not apply to those employees deemed highly compensated.

Employer Contributions

The Company makes matching contributions of 50% of up to 6% of each dollar contributed by participants.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Plan earnings or losses and an allocation of the Company’s contribution. Allocations are based on the participant earnings, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Employees participating in the Plan can make changes among investment funds in accordance with rules established by the Plan administrator.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the employer contribution portion of their accounts plus earnings thereon is based on years of continuous service. Beginning January 1, 2009, a participant has no vested interest for the first two years of vesting service (earn one year of service for each year worked at least 1,000 hours). After two years, a participant is 100 percent vested.  Prior to January 1, 2009, a participant had no vested interest for the first three years of vesting service. If a participant terminates or retires, the participant’s non-vested portion of the employer match is used to reduce future employer contributions.

NOTE 1 – DESCRIPTION OF PLAN (CONTINUED)

Distributions

All distributions under the Plan are paid in lump sum or periodic installments. Installments (quarterly, semi-annually, or annually) may not exceed 15 years and are not allowed if the installment payment will be for an amount less than $100 per month.

Distributions are not permitted while participants are employed by the Company, except for “Hardship” as defined by the IRS, when employees reach age 59½ or become disabled, and distributions of after-tax contributions and rollovers. Participants who have terminated or retired may elect an immediate distribution or may defer this distribution up to age 70½ if the fund balance is at least $5,000.

Notes Receivable from Participants

An active participant may obtain a loan by direct application with the trustee. A loan may be up to $50,000 or 50% of the participant’s nonforfeitable individual account balance, whichever is lower. The minimum loan amount shall be $1,000. If the loan is to be used to acquire the participant’s principal residence, then the minimum loan amount is $10,000. The maximum loan term is four years, nine months for regular loans, and 15 years for principal residence loans. The minimum term for all loans is one year. Interest rates on participant loans ranged from 4.25% to 9.50% as of December 31, 2010.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP) as more explicitly described in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect certain amounts and disclosures reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Forfeited Accounts

Forfeited, non-vested accounts totaled $696 and $217,491 at December 31, 2010 and 2009, respectively. These amounts are used to reduce future employer contributions.  Employer matching contributions were reduced by $322,122 from forfeited non-vested accounts during the year ended December 31, 2010.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are treated as distributions based upon the terms of the Plan document. In September 2010, the FASB issued an amendment (see Note 9) which required the classification of participant loans as notes receivable from participants rather than investments. This amendment was adopted for the year ended December 31, 2010 and retrospectively applied to December 31, 2009. Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment. The adoption resulted in a reclassification of participant loans totaling $5,006,512 at December 31, 2009 from investments to notes receivable from participants. There was no impact to the net assets as of December 31, 2009 as a result of the adoption.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Capital gain distributions are included in dividend and interest income.

In accordance with GAAP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by GAAP, the Statements of Net Assets Available for Benefits present the fair value of the Plan’s investment contract as well as the adjustment of the investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract-value basis.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

A portion of the Plan's administrative expenses are paid by the employer.

Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued and filed with the United States Securities and Exchange Commission.

NOTE 3 – INVESTMENTS

The following presents the fair value of investments that represent 5 percent or more of the fair value of the Plan’s net assets at December 31:

	2010	2009
Morgan Stanley International Equity Fund	$ 17,710,069	$ 16,440,910
T. Rowe Price Balanced Fund	17,564,429	16,725,047
Vanguard Institutional Index Fund	44,469,848	41,735,499
T. Rowe Price Mid-Cap Growth Fund	25,292,130	22,554,326
T. Rowe Price New Horizons Fund	19,539,975	16,772,163
T. Rowe Price Stable Value Common Trust Fund	43,710,705	45,869,529
T. Rowe Price Spectrum Income Fund	31,209,408	26,393,038

NOTE 3 – INVESTMENTS (CONTINUED)

During 2010, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value by $22,041,229 as follows:

Standard Register Company common stock	$ (310,282)
Mutual funds	22,351,511
$ 22,041,229

NOTE 4 – FAIR VALUE MEASUREMENTS

The Plan has determined the fair value of certain assets through application of an accounting standard which provides a framework for measuring fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants and require the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, accounting standards establish a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The fair value hierarchy is as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than the Level 1 prices, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

A description of the valuation methodologies used for assets measured at fair value on a recurring basis, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. There have been no changes in the methodologies used at December 31, 2010 and 2009.

NOTE 4 – FAIR VALUE MEASUREMENTS (CONTINUED)

Common stock and mutual funds: Valued at the closing price reported on the active market on which the individual securities are traded.

Common trust fund:  Valued at the net asset value (NAV) of shares held by the Plan at year end, as reported to the Plan by the trustee. A fund’s NAV reflects an exit price, is the same for all holders of the fund, and provides the basis for current transactions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2010 and 2009:

		Fair Value Measurements at December 31, 2010
	Total	Level 1	Level 2	Level 3

Common stock	$ 572,592	$ 572,592
Mutual funds:
Value funds	16,440,339	16,440,339
Growth funds	49,984,807	49,984,807
Income funds	38,158,689	38,158,689
International fund	18,393,779	18,393,779
Balanced fund	17,564,429	17,564,429
Index target fund	44,469,848	44,469,848
Common trust fund	43,710,705		$ 43,710,705

Total investments at fair value	$ 229,295,188	$ 185,584,483	$ 43,710,705	$ -

		Fair Value Measurements at December 31, 2009
	Total	Level 1	Level 2	Level 3

Common stock	$ 1,159,456	$ 1,159,456
Mutual funds:
Value funds	14,201,148	14,201,148
Growth funds	43,960,067	43,960,067
Income funds	32,980,008	32,980,008
International fund	16,992,385	16,992,385
Balanced fund	16,725,047	16,725,047
Index target fund	41,735,499	41,735,499
Common trust fund	45,869,529		$ 45,869,529

Total investments at fair value	$ 213,623,139	$ 167,753,610	$ 45,869,529	$ -

NOTE 5 – PLAN TERMINATION

The Company expects to continue the Plan indefinitely, but continuance is not assumed as a contractual obligation and the Company reserves the right at any time by action of its Board of Directors to terminate the Plan. The allocation and distribution of contributions would be in accordance with the approved Plan agreement.

NOTE 6 – INCOME TAX STATUS

The Plan obtained its latest determination letter on November 17, 2002 in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan has applied for a new, updated determination letter from the IRS. The Plan has not received a response from the IRS as of the opinion date.

The Plan administrator evaluated the Plan’s tax positions and concluded that there are no uncertain tax positions that require recognition or disclosure in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by tax authorities for years before 2007.

NOTE 7 – RELATED-PARTY TRANSACTIONS

Certain Plan investment purchases and sales are sales of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee of the Plan; therefore, these transactions qualify as party-in-interest transactions. During the year ended December 31, 2010, such purchases were $26,502,766, and such sales totaled $31,134,097.

Certain Plan investment purchases and sales are shares of The Standard Register Company common stock (Standard Register Company stock). During the year ended December 31, 2010, purchases of Standard Register Company stock were $162,867 and sales were $439,449. The ending balance in the Standard Register Company stock represents approximately 0.25% and 0.53% of the Plan’s total investments as of December 31, 2010 and 2009, respectively.

Fees paid for trustee, third party administration, and investment advisory services rendered by parties-in-interest during the year totaled $290,835.

NOTE 8 – RISKS AND UNCERTAINTIES

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

NOTE 9 – RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

Fair Value Measurements and Disclosures

In 2010, the FASB issued authoritative guidance expanding disclosures related to fair value measurements including (i) the amounts of significant transfers of assets or liabilities between Levels 1 and 2 of the fair value hierarchy and the reasons for the transfers, (ii) the reasons for transfers of assets or liabilities in or out of Level 3 of the fair value hierarchy, with significant transfers disclosed separately, (iii) the policy for determining when transfers between levels of the fair value hierarchy are recognized and (iv) for recurring fair value measurements of assets and liabilities in Level 3 of the fair value hierarchy, a gross presentation of information about purchases, sales, issuances and settlements. The new guidance further clarifies that (i) fair value measurement disclosures should be provided for each class of assets and liabilities (rather than major category), which would generally be a subset of assets or liabilities within a line item in the statement of financial position and (ii) disclosures should be provided about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for each class of assets and liabilities included in Levels 2 and 3 of the fair value hierarchy. The disclosures related to the gross presentation of purchases, sales, issuances and settlements of assets and liabilities included in Level 3 of the fair value hierarchy will be required beginning January 1, 2011. The remaining disclosure requirements and clarifications made by the new guidance become effective on January 1, 2010. The adoption of this accounting standard had no impact on the Plan’s statement of net assets available for benefits or statement of changes in net assets available for benefits as it only amends required disclosures.

Participant Loans

In September 2010, FASB issued an amendment which provides guidance on how loans to participants should be classified and measured by defined contribution pension plans. This amendment requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This amendment is effective for periods ending after December 15, 2010 and requires retrospective application to all periods presented. The adoption of this amendment had no impact on the Plan’s net assets.

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

EMPLOYER IDENTIFICATION NUMBER 31-0455440

PLAN NUMBER 015

SCHEDULE H, PART IV, 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2010

		( c )			(e)
	(b)	Description of		(d)	Current
(a)	Identity of Issue	Investment		Cost	Value
	COMMON STOCK
*	Standard Register Company	167,916	shares	**	$ 572,592

	COMMON TRUST FUND
*	T. Rowe Price Stable Value Common
	Trust Fund - at contract value	42,130,817	units	**	42,130,817
	Adjustment from contract value to fair
	value for fully benefit-responsive
	investment contracts				1,579,888
	Total common trust fund				43,710,705

	MUTUAL FUNDS
*	T. Rowe Price Balanced Fund	910,074	shares	**	17,564,429
*	T. Rowe Price Equity Income Fund	293,342	shares	**	6,949,282
*	T. Rowe Price Growth Stock Fund	160,271	shares	**	5,152,702
*	T. Rowe Price Mid-Cap Growth Fund	432,122	shares	**	25,292,130
*	T. Rowe Price Mid-Cap Value Fund	298,600	shares	**	7,079,816
*	T. Rowe Price New Horizons Fund	583,457	shares	**	19,539,975
*	T. Rowe Price Small-Cap Value Fund	259,079	shares	**	9,360,523
*	T. Rowe Price Spectrum Income Fund	2,525,033	shares	**	31,209,408
	MFS International Growth Fund	28,441	shares	**	683,710
	Morgan Stanley International Equity Fund	1,301,254	shares	**	17,710,069
	Vanguard Institutional Index Fund	386,661	shares	**	44,469,847
	Total mutual funds				185,011,891

		Ranging from 4.25% to 9.50% with various maturity dates through 2014
*	PARTICIPANT LOANS			**	5,516,083

Total participant directed investments - at fair value					$ 234,811,271

	An (*) in column (a) identifies a person to be a party-in-interest to the plan.

	A (**) in column (d) identifies cost omitted for participant directed investments.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-51181) pertaining to The Standard Register Employee Savings Plan of our report dated June 24, 2011 with respect to the financial statements and supplemental schedule of The Standard Register Company Employee Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2010.

June 24, 2011

Dayton, Ohio